

September 22, 2020

Jürgen Eichner
Chief Executive Officer
VIA optronics AG
Sieboldstrasse 18
90411 Nuremberg, Germany

> **Re: VIA optronics AG**
> **Amendment No. 1 to**
> **Registration Statement on Form F-1**
> **Filed September 21, 2020**
> **File No. 333-248599**

Dear Mr. Eichner:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 11, 2020 letter.

Form F-1/A filed September 21, 2020

Summary Consolidated Financial and Other Data, page 15

1. Refer to the June 30, 2020 As Adjusted column. As you are presenting this data in Euros (€), it is unclear why the line items, working capital and total liabilities reflect the same amounts as shown in the actual column at June 30, 2020 presented in U.S. dollars ($). Please revise or advise. Also, as the net proceeds from the IPO are assumed to be US$83.1 million (or €74.2 million) and the net proceeds from the concurrent private placement to be US$19.6 million (or €17.5 million), using an Exchange rate of €1.00 to US$1.1198, for an aggregate total of US$102.7 million (or €91.7 million) in net proceeds, it is unclear as to your total assets, as adjusted amount of €177,517, and cash and cash

equivalents, as adjusted amount of €99,740. Please advise of their computations or revise with consideration given to expanding disclosure in footnote (3) to explain any other adjustments other than net proceeds from the IPO and concurrent private placement. Please also revise disclosures on page 70, Selected Consolidated Financial Data, as appropriate.

Capitalization, page 67

2.   It appears the line item amount for total shareholders' equity in the last column of the table should be €91,703. Please revise or advise.

Dilution, page 68

3.   Refer to the first sentence of the second paragraph regarding your actual net tangible book value as of June 30, 2020. Given that you had 3,000,000 ordinary shares outstanding as of June 30, 2020, it is unclear how you computed the net tangible book value per ordinary share to be €(3.42) ($(3.83)), rather than €(1.72) ($(1.93) according to our calculations. Please advise or revise the amounts and resulting dilution computations accordingly.

You may contact Beverly Singleton, Staff Accountant, at (202) 551-3328 or Melissa Raminpour, Accounting Branch Chief, at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Gregory A. Schernecke, Esq.